Mail Stop 4561

April 30, 2008

William A. Roper, Jr.
President and Chief Executive Officer
Verisign, Inc.
487 E. Middlefield Road
Mountain View, CA 94043

>   **Re: Verisign, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2007**
>   **Filed February 29, 2008**
>   **File No. 000-23593**

Dear Mr. Roper:

We have reviewed the above referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2007

Item 1. Business

Intellectual Property, page 11

1.   Please provide the duration and effect of all patents, trademarks, licenses, franchises and concessions held. See Item 101(c)(1)(iv) of Regulation S-K.

Item 3. Legal Proceedings

2.   On page 33, you disclose that on October 9, 2007, the Associated Press filed a complaint in federal court in New York against you and Moreover Technologies, Inc. Please disclose in which of the four federal district courts in New York the proceeding is pending. See Item 103 of Regulation S-K.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

General

3.   In Note 15 to your financial statements, you state that it is not your business practice to enter into off-balance sheet arrangements. Include a statement in your MD&A section clearly cross-referencing the relevant footnote. See Instruction 5 to Paragraph 303(a)(4).

Business Overview, page 41

4.   Please consider expanding your discussion and analysis overview to include known trends, demands, commitments, events and uncertainties. Disclosure decisions concerning trends, demands, commitments, events, and uncertainties generally should involve the: consideration of financial, operational and other information known to you; identification, based on this information, of known trends and uncertainties; and assessment of whether these trends and uncertainties will have, or are reasonably likely to have, a material impact on your liquidity, capital resources or results of operations. MD&A is intended to provide, in one section of a filing, material historical and prospective textual disclosure enabling investors and other users to assess the financial condition and results of your operations, with particular emphasis on your prospects for the future. See SEC Release Nos. 33-6835 and 33-8350. In addition, consider including an analysis of the reasons underlying your decision to divest your "non-core" businesses.

Item 8. Financial Statements and Supplementary Data

Supplementary Data (unaudited), page 65

5.   Tell us how your disclosures comply with the requirements of Item 302(A)(1) of Regulation S-K.

Note 2. Joint Ventures, page 125

6.   Please explain to us how you concluded that recognizing the gain on the Jamba divestiture was appropriate. In this regard, we note that you have and will continue to provide ongoing support in the form of additional investments and working-capital loans. Refer to the accounting literature that supports your conclusion.

Item 9A. Controls and Procedures

a. Evaluation of Disclosure Controls and Procedures, page 67

7.   Please explain how you concluded that although your disclosure controls and procedures were not effective, information included in the 10-K was recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms, and that information you are required to disclose in the 10-K was accumulated and communicated to your management, including the Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

Item 13. Certain Relationships and Related Transactions, and Director Independence

Certain Relationships and Related Transactions, page 92

8.   On page 93, you discuss your consulting agreement with Mr. Moore. It is unclear why you have not filed this agreement as an exhibit. See Item 601(b)(10)(ii)(A). Please advise.

Part IV

Signatures, page 101

9.   Your annual report on Form 10-K must be signed by your controller or principal accounting officer. See paragraph 2(a) of General Instruction D to Form 10-K. Any person who occupies more than one of the specified positions must indicate each capacity in which he or she signs the report. See paragraph 2(b) of General Instruction D to Form 10-K.

* * * * * * *

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing, you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Mark Shannon, Staff Accountant, at (202) 551-3299 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Evan Jacobson, Staff Attorney, at (202) 551-3428 or Barbara Jacobs, Assistant Director at (202) 551-3735. If you need further assistance, you may contact me at (202) 551-3451.

Sincerely,

Mark Kronforst
Accounting Branch Chief